KAT GOLD HOLDINGS CORP.
1149 Topsail Rd., Mount Pearl
Newfoundland, A1N 5G2, CANADA

October 27, 2010

VIA EDGAR
United States Securities
& Exchange Commission
100 F Street N.E.
Washington, D.C. 20549-7010
Attention: Larry Spirgel, Assistant Director

Re:	Kat Gold Holdings Corp.
Form 8-K
Filed September 15, 2010
File No. 000-53450

Dear Mr. Spirgel:

This letter has been prepared in response to your letter dated October 6, 2010 (the “Comment Letter”) regarding the Form 8-K filed by Kat Gold Holdings Corp. (the “Company”). The paragraph numbers below correspond to the numbered paragraphs in the Comment Letter and the page references are the same as set forth in the Comment Letter.

Form 8-K
General

Comment No. 1: We note from the website of Kat Exploration that it intends to distribute shares of Kat Gold Holdings Corp. to its shareholders and that Kat Exploration has issued public statements about such a distribution. Please explain to us the current status of this plan and how you intend to affect it. In addition, please provide an analysis of whether the public statements made by Kat Exploration might be considered an offer or inducement to buy shares of Kat Gold Holdings Corp. for purposes of Section 5(c) of the Securities Act of 1933. Please consider the guidance provided by Staff Legal Bulletin No. 4 regarding spin-off transactions, available on our website at http://www.sec.gov/interpslegal/slbcf4.txt.

Response No. 1: We have responded to your comment in two parts; please see below.

1.	Current Status of the Plan of Distribution of Kat Gold shares

Kat Gold Holdings Corp. (“Kat Gold”) intends to file a registration statement registering all its shares of common stock held by Kat Exploration In. (the “Parent”) under the Securities Act of 1933, as amended (the “Securities Act”). We do not believe that the Parent is entitled to rely on the exemptions provided by Staff Legal Bulletin No. 4 (the “Bulletin”). Of the five conditions that must be fulfilled for a spin-off to be undertaken without registration under the Securities Act, we believe that the first three are met, the fourth is likely met but that the fifth is not since Parent has only held the shares of Kat Gold for approximately 4 months. As a result, we believe that we must register the shares to be spun off under the Securities Act before they can be distributed to the Parent’s shareholders.

2.	Whether Parent’s public statements might be considered an offer or inducement buy shares of Kat Gold for purposes of Section 5(c) of the Securities Act

Section 5(c) of the Securities Act states in part that it is unlawful to “offer to sell . . . unless a registration statement has been filed . . .” There has as yet been no registration statement filed with respect to the proposed spin-off, but neither has there been an “offer to sell.”

Section 2(3) states that an “offer to sell . . . shall include every attempt or offer to dispose of, or solicitation of an offer to buy, a security or interest in a security, for value.”

We do not believe that any statements made by the Parent could be construed to constitute an offer since the crucial criterion of a transfer for “value” in determining whether a “sale” has occurred is absent. While the public statements made by Parent do not so state explicitly, please be advised that there will be no value of any kind surrendered by the shareholders of Parent in return for their receipt of the shares of Kat Gold common stock, nor will any shareholder be treated differently than any other.

Forward-Looking Statements Under the Private Securities Litigation Reform Act of 1995, page 2

Comment No. 2: Please remove the reference to the Private Securities Litigation Reform Act of 1995 since the safe harbors provided by that Act are not applicable to your company.

Response No. 2: We have removed all such references.

Item 5.01 Change in Control of Registrant, page 2

Comment No. 3: You use the defined term “Purchaser” before you define that term on page 4. Please disclose within this section that the “Purchaser” is Mr. Kenneth Stead.

Response No. 3: We have inserted the requested disclosure in the above-referenced section. Please see page 2.

Directors and Executive Officers, Promoters and Control Persons, page 2

Comment No. 4: We note that many of your directors and executive officers assume similar roles at Kat

Exploration, Inc. For each of your officers and directors, please identify their positions at KATX and disclose how many hours per week you expect that individual to devote to you. In addition, please add a risk factor to discuss the potential conflict of interest presented by the fact that you share officers and directors with your controlling shareholder. In order to provide context for this disclosure, discuss how the businesses of KATX and KATG are similar.

Response No. 4: We have inserted the requested disclosure; please see page 2, for the discussion of the roles of our officers and directors with KATX, page 6 for the risk factor disclosure and page 5 for the similarities between the business of our company and that of KATX.

Comment No. 5: Please provide the information required by Regulation S-K Item 401(d), family relationships, and Item 401(e), the qualifications and attributes that led to your determination that the individual should serve on your board of directors.

Response No. 5: We have inserted the requested disclosure. Please see page 4.

Executive Compensation

Comment No. 6: Please provide disclosure regarding the compensation of your executive officers and directors. To the extent that you do not currently compensate your officers and directors, please so state, and discuss your compensation policy expectations going forward. See Regulation S-K item 402.

Response No. 6: Please see the disclosure beginning on page 5 under the heading “Executive Compensation.”

Description of Business, page 4

Comment No. 7: We note on page 4 that on June 4, 2010 Bella Viaggio purchased “100% of ‘Handcamp’, a gold property located in the Province of Newfoundland and Labrador, Canada.” We note that there is no asset recorded prior to the purchase transaction, such as property or property rights, on the Handcamp Division balance sheet as of December 31, 2009 as shown in Exhibit 99.1. Please explain to us what was the nature and carrying cost of the Handcamp assets, such as property or property rights, prior to any impairment reflecting any purchase price adjustments as a result of the June 4, 2010 transaction.

Response No. 7: The Handcamp division had no assets prior to the impairment. The nature of the Handcamp division is a real estate property legally owned by the government of the Province of Newfoundland and Labrador. There were no carrying costs such as property or property rights as such prior to the impairment. An SEC Staff Accounting Bulletin states that a transfer between entities under common control must be booked at its carrying value. There was an immediate impairment at the time of acquisition since there were no carrying costs prior to the acquisition.

The Property, page 5

Comment No. 8: Please insert a small-scale map showing the location and access to each property, as suggested in paragraph (b) (2) to Industry Guide 7. We believe that maps and drawings having the following features would be beneficial:

•	A legend or explanation showing, by means of pattern or symbol, every pattern or symbol used on the map or drawing.

•	A graphical bar scale or representations of scale, such as “one inch equals one mile,” may be utilized if the original scale of the map has not been altered.

•	A north arrow.

•	An index map showing where the property is situated in relationship to the state or province or other geographical area in which it is located.

•	A title of the map or drawing, and the date on which it was drawn.

•	In the event interpretive data is submitted in conjunction with any map, the identity of the geologist or engineer that prepared such data.

•	Any drawing should be simple enough or of sufficiently large scale to clearly show all features on the drawing.

Response No. 8: We have inserted maps that furnish the information you request. Please see the Section entitled “Description of Business — The property.”

Comment No. 9: Please ensure the following information is disclosed for each of your properties:

•	The nature of your ownership or interest in the property.

•	A description of all interests in your properties, including the terms of all underlying agreements and royalties.

•	Describe the process by which mineral rights are acquired at this location and the basis and duration of your mineral rights, surface rights, mining claims or concessions.

•

An indication of the type of claim or concession such as placer or lode, exploration or exploitation, whether the mining claims are State or Federal mining claims, patented or unpatented claims, mining leases, or mining concessions.

•

Please include certain identifying information, such as the property names, claim numbers, grant numbers, mining concession name or number, and dates of recording and expiration that is sufficient to enable the claims to be distinguished from other claims that may exist in the area or your properties.

•

The conditions that must be met to retain your claims or leases, including quantification and timing of all necessary payments, annual maintenance fees, and disclose who is responsible for paying these fees.

•	The area of your claims, either in hectares or in acres.

Please ensure that you fully discuss the material terms of the land or mineral rights securing agreements, as required under paragraph (b)(2) of Industry Guide 7.

Response No. 9: We have inserted the requested disclosure. Please see the Section entitled “Description of Business — The property.”

Comment No. 10: Please disclose the information required under paragraph (b) of Industry Guide 7 for all your material properties listed under this heading. For any properties identified that are not material, please include a statement to that effect, clarifying your intentions. For each material property, include the following information:

•	The location and means of access to your property, including the modes of transportation utilized to and from the property.

•	A brief description of the rock formations and mineralization of existing or potential economic significance on the property.

•	A description of any work completed on the property and its present condition.

•	The details as to modernization and physical condition of the plant and equipment, including subsurface improvements and equipment.

•	A description of equipment, infrastructure, and other facilities.

•	The current state of exploration of the property.

•	The total costs incurred to date and all planned future costs.

•	The source of power and water that can be utilized at the property.

•	If applicable, provide a clear statement that the property is without known reserves and the proposed program is exploratory in nature.

You may refer to Industry Guide 7, paragraphs (b) (1) through (5), for specific guidance pertaining to the foregoing, available on our website at the following address:

www.sec.gov/about/forms/industryguides.pdf.

Response No. 10: We have inserted the requested disclosure. Please see the Section entitled “Description of Business — The property.”

Comment No. 11: We note you disclose sample results in this section of your filing. When reporting the results of sampling and chemical analyses, please revise your disclosure to address each of the following:

•	Disclose only weighted-average sample analyses associated with a measured length or a substantial volume.

•	Eliminate all analyses from “grab” or “dump” samples, unless the sample is of a substantial and disclosed weight.

•	Eliminate all disclosure of the highest or best values/grades of sample sets. Present a balanced disclosure of the drill and sampling results.

•	Eliminate grades disclosed as “up to” or “as high as” or “ranging from.”

•	Eliminate statements containing grade and/or sample-width ranges.

•	Aggregated sample values from related locations should be aggregated based on a weighted average of lengths of the samples.

•	Generally, use tables to improve readability of sample and drilling data.

•	Soil samples may be disclosed as a weighted average value over an area.

•	Refrain from reporting single soil sample values.

•	Convert all ppb quantities to ppm quantities for disclosure.

•	Avoid optimistic descriptive adjectives such as high-grade or ore-grade.

Please revise your disclosure to comply with this guidance.

Response No. 11: We have inserted the requested disclosure. Please see the Section entitled “Description of Business — The property.”

Comment No. 12: Additionally, in an appropriate section of your filing, provide a brief description of the QA/QC protocols including sample preparation, controls, custody, assay precision and accuracy as it relates to your exploration plans. This would apply to exploration and operational analytical procedures. In your response please indicate the location of this disclosure.

Response No. 12: We have inserted the requested disclosure. Please see page 17.

Sales and Marketing, page 6

Comment No. 13: Please expand your disclosure to describe with specificity the relationship that management has with other mining companies. To the extent that your business plan entails selling off explored properties to mining companies, as indicated in this section, please disclose that fact in your Business Strategy section on page 5 and in your Plan of Operations section on page 12. Discuss the stage in development of a property when you would seek to sell it.

Response No. 13: We do not have relationships with other mining companies but hope to develop them. We hope and anticipate that we will be able to provide the type of information that you request but cannot as yet do so. We have clarified that such relationships will occur in the future, if at all. We have adjusted the language in this section to clarify that any such relationships would be developed in the future, if at all.

Government Regulation, page 6

Comment No. 14: You indicate that you are subject to various permit and regulatory requirements. Please disclose whether you have all of the necessary permits for existing operations and are currently in compliance with state and local regulations. Please further supplement your disclosure to discuss the cost of regulatory compliance. To the extent that regulatory compliance constitutes a material expense account for that expense in your Management’s Discussion and Analysis of Financial Condition and Plan of Operations section.

Response No. 14: We have inserted the requested disclosure. Please see page 20.

Risk Factors, page 6

Comment No. 15: Please revise your risk factor headings, as appropriate, to ensure that each heading is a statement of the risk that you will subsequently discuss, and not a statement of fact or abbreviated title only. Examples of headings needing revision include, but are not limited to, the following:

•	Conflict of Interest; Fair Value

•	There is no active trading market for the shares of Common Stock

•	Lack of Reliance upon Rule 144

Response No. 15: We have amended the headings, including but not limited to those you cite as examples above, throughout the Risk factors section.

Comment No. 16: In your quarterly report for the period ended June 30, 2010, management concluded that your current disclosure controls and procedures are ineffective. Please add a risk factor which addresses this issue.

Response No. 16: We have inserted the requested risk factor. Please see page 10.

Management’s Discussion and Analysis of Financial Condition and Plan of Operations, page 12

Overview, page 12

Comment No. 17: Please revise your disclosure to prominently indicate that your auditors have expressed substantial doubt about your ability to continue as a going concern. In addition, please reference your auditor’s going concern opinion in your Risk Factors section.

Response No. 17: We have inserted the requested disclosure. Please see page 9 and page 16, respectively.

Comment No. 18: Please explain what affect, if any, you expect the $113,000,000 of cumulative losses since inception to have on your operations going forward.

Response No. 18: We do not expect the $113,000,000 of cumulative losses since inception to have a material effect on our operations going forward. The majority of these losses are directly attributable to the one-time, non-recurring write-down relating to the impairment of the Handcamp division asset purchase.

Plan of Operations, page 12

Comment No. 19: Please disclose the particulars of the provincial government grant you have received from the Province of Newfoundland and Labrador, including the amount of the grant, the conditions of the grant, and other relevant information pertaining to the grant.

Response No. 19: We have inserted the requested disclosure. Please see page 28.

Comment No. 20: Please expand your disclosure concerning the exploration plans for the property to address the following points.

•

Give a breakdown of the exploration timetable and budget, including estimated amounts that will be required for each exploration activity, such as geophysics, geochemistry, surface sampling, drilling, etc. for each prospect.

•	If there is a phased program planned, briefly outline all phases.

•	If there are no current detailed plans to conduct exploration on the property, disclose this prominently.

•	Disclose how the exploration program will be funded.

•	Identify who will be conducting any proposed exploration work, and discuss their qualifications.

Response No. 20: We have inserted the requested disclosure. Please see the Section entitled “Description of Business — The property.”

Cash Requirements, page 13

Comment No. 21: Please provide the basis for your estimate that $1.5 million dollars will be sufficient to fund the acquisition of existing gold properties. Also discuss whether you have any plans to acquire any specific properties, from KATX or otherwise.

Response No. 21: We have inserted the requested disclosure. Please see page 28.

Certain Relationships and Related Transactions, page 14

Comment No. 22: We note on page 14 that you classify funds supplied by Kat Exploration, Inc. as a “shareholder loan.” Please disclose all material terms of that loan and how these terms are documented. File all material agreements with respect to this funding as exhibits to the Form 8-K. In your Liquidity and Capital Resources section, discuss the effect you expect this obligation to have on your liquidity going forward. In addition, please provide your expectation regarding the extent to which you will rely on Kat Exploration, Inc. for future funding.

Response No. 22: The designation of the “funds” as a shareholder loan was incorrect; the assistance supplied by KATX was in the nature of a capital contribution, as reflected in the Form 10-Q filed for the quarter ended June 30, 2010. We are not able to provide an expectation of funding from KATX since it too has limited capital.

Exhibits, page 16

Comment No. 23: Please revise to include in your exhibit index all of the exhibits that would be required by Regulation S-K Item 601 in connection with a Form 10 registration statement. To the extent that you plan to incorporate exhibits by reference, please identify the filing in which it may be found.

Response No. 23: We have inserted the requested disclosure.

Exhibit 99.1

Note 1 Summary of Significant Accounting Policies, page 6

Comment No. 24: We note that Handcamp Division states it is a business “for U.S. Securities and Exchange Commission reporting purposes.” We note that Handcamp Division has neither assets nor significant pre-operating costs. Using available guidance and literature, please explain to us how you determined that the Handcamp Division of Kat Exploration Inc, was a “business for U.S. Securities and Exchange Commission reporting purposes.”

Response No. 24: We reviewed the Division of Corporation Finance’s “Financial Reporting Manual” in determining if the division was a business for SEC reporting purposes. In paragraph 2010.2 of the manual, it referred us to Regulation S-X 3-05, which defines a “business” as one with sufficient continuity of operations. It further notes that there is a presumption in Regulation S-X 11-01 (d) that a division is a business. In this case, the Handcamp division is an entire component and not a lesser component of another division.

Comment No. 25: We also note on that “Handcamp is real estate property located in the South Brook area of the province of Newfoundland and Labrador which is legally owned by the Canadian government.” The Form 10-Q for the period ending June 30, 2010 on page 7 states that the Handcamp property is the Company’s principal asset. Please describe and disclose all essential facts concerning the property, such as any and all legal rights, agreements, claims, contracts or understandings the Company has with the Canadian government allowing for the mineral acquisition, exploration and development of the Handcamp property.

Response No. 25: The Handcamp division is a real estate property legally owned by the government of Newfoundland and Labrador. We currently do not have any legal rights, agreements, claims, or contracts with the government of Newfoundland and Labrador allowing for the mineral acquisition, exploration and development of the Handcamp property. However, it is our understanding that, the recent drilling we did on the Handcamp property will give us the right to claim the property for many years in to the future because we have spent in excess of what is required for claims. KATX has an approval letter with the outline of the claims blocks that were staked; however this approval letter has not yet been assigned to Kat Gold Holdings Corp. though the process of doing so has been initiated.

Exhibit 99.2

Note A, page 4

Comment No. 26: Using available guidance and literature, please explain to us how you determined that the Handcamp Division “business” was the accounting acquirer in the reverse merger between Kat Gold Holding Corp. (fka Bella Viaggio) and the Handcamp Division of Kat Exploration Inc.

Response No. 26: We relied on Topic 12 of the Division of Corporation Finance’s “Financial Reporting Manual” in determining that the Handcamp division was the accounting acquirer in the reverse merger with Kat Gold Holding Corp. The acquisition of the division by the non-operating public shell resulted in the owners and management of the division having voting and operational control of the combined company. The public company had no assets and the division had $6,900 in assets prior to the acquisition. The issuance of the 161,000,000 shares of common stock of the public shell resulted in a change of control to the owners of the division.

          In connection with the Company’s filing of the Form 8-K/A and this response to the Comment Letter, the Company acknowledges that:

          (a) The Company is responsible for the adequacy and accuracy of the disclosures in the filing;

          (b) Neither Staff comments or changes to disclosures in response to Staff comments foreclose the Commission from taking action with respect to the filing; and

          (c) The Company may not assert any comments made by the Staff as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

          Should you have any further comments or questions, please do not hesitate to contact our counsel, either Lawrence Nusbaum or Henry Nisser, both at 212-269-1400.

Very truly yours,

KAT GOLD HOLDINGS CORP.

By:	/s/ Kenneth Stead

Name:	Kenneth Stead
Title:	Chief Executive Officer